EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports First Quarter 2015 Financial Results

YAHUD, ISRAEL, May 26, 2015 -- Magal Security Systems, Ltd. (NASDAQ NMS: MAGS) today announced its financial results for the three month period ended March 31, 2015. Management will hold an investors’ conference call later today, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time, to discuss the results.

FIRST QUARTER 2015 RESULTS SUMMARY

Revenues for the first quarter of 2015 were $11.8 million, a decrease of 6% compared with revenues of $12.5 million in the first quarter of 2014.

Gross profit in the first quarter of 2015 was $4.4 million, or 37.7% of revenues, an increase of 8.5% compared to gross profit of $4.1 million, or 32.7% of revenues, in the first quarter of 2014. The increase in the gross margin between quarters is a function of the changes in the revenue mix as well as the mix between projects executed and products sold between the quarters.

Operating loss in the first quarter of 2015 was $1.2 million compared to an operating loss of $2.3 million in the first quarter of 2014.

Net loss in the first quarter of 2015 was $450 thousand, or $0.03 per share, compared with a net loss of $2.0 million, or $0.12 per share, in the first quarter of 2014.

Cash, short term deposits and restricted deposits, net of bank debt, as of March 31, 2015, were $29.9 million, or $1.83 per share, compared with cash, short term deposits and restricted deposits, net of bank debt of $28.0 million, or $1.73 per share, on December 31, 2014.

MANAGEMENT COMMENT

Commenting on the results, Mr. Saar Koursh, CEO of Magal, said, “Our results are subject to seasonal patterns and the particularly harsh winter weather in North America affected our results in the first quarter. The main highlight of my first few weeks at Magal has been our first major order for a security system combining and integrating both physical as well as logical cyber security.”

Continued Mr. Koursh, “I have recently gotten to know the employees and management team at Magal. I have been impressed by the skilled workforce and believe there is untapped inherent potential. Magal has some exciting homeland security technologies and I see inter-company synergies which I intend to explore and improve. My goal ahead is to cement Magal’s position as the homeland security provider with leadership in perimeter security technologies.”

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, May 26, 2015, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 668 9141; Israel: 03 918 0610; UK: 0 800 917 5108; Intl.: +972 3 918 0610

If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available from the day after the call for three months. The link to the replay will be accessible from Magal’s website at: www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge PSIM+SIEM platform. The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Ltd. Saar Koursh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@gkir.com

* Tables to follow *

MAGAL S3 LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended March 31,
	2015	2014	% change
Revenue	11,758	12,509	(6)%
Cost of revenue	7,322	8,421	(13.1)%

Gross profit	4,436	4,088	8.5%
Operating expenses:
Research and development, net	917	1,252	(26.8)%
Selling and marketing	2,897	3,390	(14.5)%
General and administrative	1,817	1,760	3.2%
Total operating expenses	5,631	6,402	(12)%

Operating income (loss)	(1,195)	(2,314)
Financial expenses (income), net	(675)	(399)

Income (loss) before income taxes	(520)	(1,915)

Taxes on income (income tax benefits)	2	47

Net income (loss)	(522)	(1,962)

–Income ( loss) attributable to non-controlling interests	72	(13)

Net income (loss) attributable to Magal shareholders'	(450)	(1,975)

Basic net earnings (loss) per share	(0.03)	(0.12)

Diluted net earnings (loss) per share	(0.03)	(0.12)

Weighted average number of shares used in computing basic net earnings (loss) per share	16,269,439	16,147,522

Weighted average number of shares used in computing diluted net earnings (loss) per share	16,269,439	16,147,522

	Three Months Ended March 31,
	2015%	2014%

Gross margin	37.7	32.7
Research and development, net as a % of revenues	7.8	10.0
Selling and marketing as a % of revenues	24.6	27.1
General and administrative as a % of revenues	15.5	14.1
Operating margin	na	na
Net margin	na	na

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	March 31,	December 31,
	2015	2014
CURRENT ASSETS:
Cash and cash equivalents	$25,419	$21,602
Short-term bank deposits	6,000	8,001
Restricted deposits	241	2,844
Trade receivables, net	14,850	20,875
Unbilled accounts receivable	4,454	4,093
Other accounts receivable and prepaid expenses	1,854	2,102
Inventories	7,655	8,147
Deferred income taxes	632	625

Total current assets	61,105	68,289

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term trade receivables	144	232
Long-term deposits and restricted bank deposits	119	134
Severance pay fund	2,197	2,187
Deferred income taxes	503	463

Total long-term investments and receivables	2,963	3,016

PROPERTY AND EQUIPMENT, NET	5,803	6,111

OTHER INTANGIBLE ASSETS, NET	1,606	1,847

GOODWILL	4,287	4,496

TOTAL ASSETS	$75,764	$83,759

	March 31,	December 31,
	2015	2014

CURRENT LIABILITIES:

Short-term bank credits	$-	$2,571
Current maturities of long-term bank debt	500	500
Trade payables	3,909	6,272
Customer advances	1,768	1,262
Other accounts payable and accrued expenses	11,525	11,879

Total current liabilities	17,702	22,484

LONG-TERM LIABILITIES:
Long-term bank debt and other long-term payables	1,279	1,406
Deferred income taxes	171	193
Accrued severance pay	3,681	3,719

Total long-term liabilities	5,131	5,318

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at March 31, 2015 and December 31, 2014; Issued and outstanding: 16,306,672 shares at March 31, 2015 and 16,269,022 shares at December 31, 2014	4,943	4,935
Additional paid-in capital	69,355	69,174
Accumulated other comprehensive income	137	2,041
Foreign currency translation adjustments (stand alone financial statements)	(157)	632
Accumulated deficit	(21,220)	(20,770)

Total shareholders' equity	53,058	56,012
Non controlling interest	(127)	(55)

TOTAL SHAREHOLDERS' EQUITY	52,931	55,957

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$75,764	$83,759